AWARD AGREEMENT
SENSATA TECHNOLOGIES HOLDING PLC
(the “Company”)
PERFORMANCE RESTRICTED STOCK UNITS
Date: %%OPTION_DATE,’Month DD, YYYY’%-% (“Grant Date”)
Issue to:
%%FIRST_NAME%-% %%LAST_NAME%-% (“Participant”)
%%TOTAL_SHARES_GRANTED,’999,999,999’%-% Performance Restricted Stock Units of the Company (the “PRSUs”). Each PRSU represents the right to potentially receive one Ordinary Share, par value €0.01 per Ordinary Share.
The Participant was not previously an employee or director of the Company, and the PRSUs are granted as an inducement material to the Participant entering into employment with the Company and in accordance with the requirements of Rule 303A.08 of the New York Stock Exchange Listed Company Manual.
The foregoing PRSUs are “Performance Awards” as such term is in the Company's 2021 Equity Incentive Plan, as may be amended from time to time (the “Plan”). The PRSUs are subject to the terms and conditions of the Plan in effect from time to time, except as otherwise provided herein, provided however that the PRSUs are an employment inducement award and are not issued under the Plan. Any capitalized term used herein and not otherwise defined shall have the meaning ascribed to such term in the Plan. For valuable consideration, receipt of which is acknowledged, Participant agrees to the following additional terms and conditions.
PRSU Terms and Conditions
1.Plan Incorporated by Reference. This Award Agreement (this “Agreement”) is subject to the terms of the Plan and may be amended as provided in the Plan. This Agreement does not set forth all of the terms and conditions of the Plan, which are incorporated herein by reference. The Committee administers the Plan and its determinations regarding the operation of the Plan, including with respect to the PRSUs which were not issued under the Plan, are final and binding. Copies of the Plan may be obtained upon written request without charge from the Legal Department of the Company.
2.Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
a.“Peer Company” shall mean each of the companies listed on Annex A.
b.“Peer Group” means the companies listed on Annex A attached hereto, which will be amended to remove any Peer Company that is acquired (whether through merger, stock purchase or purchase of substantially all the assets of the company) or ceases to operate (whether through bankruptcy, insolvency or sale) during the Performance Period.
c.“Performance Period” means January 1, 2025 through December 31, 2027.
d.“Relative Total Shareholder Return Performance” or “rTSR Performance” means the Company’s TSR when ranked among the TSR of the Peer Group during the Performance

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Period (e.g. the Company’s TSR ranks 8th out of 20 Peer Companies during the Performance Period, the rTSR Performance will be the 60th percentile).
e.“ROIC” means Return on Invested Capital and is a percentage calculated by dividing NOPAT by Total Invested Capital where (1) NOPAT means adjusted EBIT minus adjusted taxes and (2) Total Invested Capital means (i) Average Trailing 5 Quarters of Shareholder Equity, Total Long-Term Debt, and Deferred Taxes plus (ii) Long-Term Capital Leases & Other Obligations.
f.“Target” means 100% of the PRSUs granted under this Agreement.
g.“Three-Year CAGR Relative Performance” means the Company’s three-year compound annual growth rate of rTSR Performance during the Performance Period as compared to the three-year compound annual growth rate of rTSR Performance of the Peer Group during the Performance Period.
h.“TSR” means Total Shareholder Return and is calculated in accordance with Item 201(e) of Regulation S-K. Specifically, TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the registrant’s share price at the end and the beginning of the measurement period, by the share price at the beginning of the measurement period.
i.“Vesting Date” means the third anniversary of the Grant Date.
3.Vesting of PRSUs; Issuance of Ordinary Shares. Except as may be set forth in Section 4 below, the PRSUs (or a portion thereof) shall vest upon meeting the performance criteria described in this Agreement on the Vesting Date, provided the Participant remains employed by the Company or one of its Subsidiaries continuously through the Vesting Date. The number of PRSUs that will vest and the number of Ordinary Shares to be issued to the Participant on the Vesting Date will be determined based upon the Company’s achievement of the performance goals, inclusive of rTSR and ROIC, as set forth in Table 1 below:
TABLE 1: RELATIVE TSR AND ROIC PERFORMANCE DURING THE PERFORMANCE PERIOD

rTSR accounts for 50% of PRSU award	rTSR	Vested Shares Scale	ROIC accounts for 50% of PRSU award	ROIC	Vested Shares Scale
	<25th %ile	0%		<9%	0%
	25th %ile	50%		9%	50%
	50th %ile	100%		10.5%	100%
	75th %ile	150%		12%	150%
4.Vesting on Termination of Employment, Death, Disability, Retirement and Change in Control.
a.General. Unless otherwise provided in this Section 4, any unvested PRSUs shall be forfeited immediately upon the date that Participant terminates his or her service with the Company or any Subsidiary or Affiliate or otherwise ceases to be a Participant Eligible to Vest (“Termination Date”). Unless otherwise expressly provided in this Agreement or determined

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by the Committee or its designee, Participant’s right to vest in the PRSUs under the Plan, if any, will terminate as of such Termination Date and will not be extended by any notice period.
b.Participant’s Death. Notwithstanding any provision in the Plan to the contrary, if a Participant dies while providing service to the Company or any Subsidiary or Affiliate, the PRSUs shall immediately vest in an amount equal to the greater of (i) Target or (ii) actual performance at the time of termination based on the Committee’s determination. The vested portion of the PRSUs shall be delivered to the executor or administrator of Participant’s estate or, if none, to the person(s) entitled to receive the vested PRSUs under Participant’s will or the laws of descent or distribution, and the unvested portion of the PRSUs shall be forfeited.
c.Participant’s Disability. Notwithstanding any provision in the Plan to the contrary, if a Participant terminates service from the Company or any Subsidiary or Affiliate due to Disability, the PRSUs shall immediately vest in an amount equal to the greater of (i) Target or (ii) actual performance at the time of termination based on the Committee’s determination. “Disability” shall mean that the Participant, due to physical or mental illness, is considered disabled under the Company’s long-term disability insurance plan.
d.Participant’s Retirement. If the Participant’s status as an employee of the Company or any Subsidiary or Affiliate terminates by reason of a Covered Retirement, as defined below, the PRSUs shall vest and be settled on the Vesting Date in an amount equal to actual performance at the end of the Performance Period. For purposes hereof, a “Covered Retirement” is the voluntary termination of a Retirement Eligible Individual who has provided the Company not less than six months prior notice of such employee’s intent to retire from the Company or any Subsidiary or Affiliate; provided, however, the Chief Executive Officer may waive the six-month notice period or allow an earlier retirement date with the consent of the Participant, provided that the Compensation Committee must approve the waiver for the Chief Executive Officer. A “Retirement Eligible Individual” means an employee of the Company or any Subsidiary or Affiliate who has attained at least 55 years of age and who has a combined age and years of credited employment service with the Company and/or all Affiliates of 65 years. Notwithstanding the foregoing, the definition of a Covered Retirement shall not include any retirement of service that occurs prior to the first anniversary of the Grant Date.
e.Qualifying Termination. Upon a Qualifying Termination, unvested PRSUs that otherwise would have vested within six months of the Participant’s Termination Date shall vest and be settled on the Vesting Date in an amount equal to actual performance at the end of the Performance Period and pro-rated for time served in the Performance Period (number of days employed during the Performance Period divided by number of days in the Performance Period). “Qualifying Termination” shall mean, with respect to the Participant, an involuntary termination of employment without Cause by the Company or any Subsidiary or Affiliate other than a termination by reason of death, Disability, Covered Retirement, or related to a Change-in-Control (and covered by Section 4(f) below). Cause as a reason for a Participant’s termination of employment as an employee shall have the meaning assigned such term in the employment agreement, if any, between such Participant and the Company or any Subsidiary or Affiliate; provided, however, that if there is no such employment agreement in which such term is defined, “Cause” shall mean (i) the Participant’s willful and continued failure to perform his or her duties with the Company or any Subsidiary or Affiliate (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by the Participant, after reasonable efforts, to meet performance expectations), or (ii) the willful engaging by the Participant in illegal conduct, gross misconduct, or conduct in violation of Company policies. For purposes of this provision, no act or failure to act, on the part of the Participant, shall be considered “willful” unless it is done, or omitted to be done, by

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the Participant in bad faith or without reasonable belief that his or her action or omission was in the best interests of the Company.
f.Change in Control. In the event of a Change in Control, the PRSUs will convert to time-based RSUs based on the greater of (i) the actual performance at the time of the Change in Control based on the Committee’s determination or (ii) Target. Vesting of the time-based RSUs will assume the vesting schedule of the original PRSU award. The time-based RSUs as so converted:
i.Will automatically accelerate and vest in full if within the 24-month period following the Change in Control, if the Participant is terminated by the Company or the continuing entity or any of its Affiliates without Cause;
ii.Will automatically accelerate and vest in full at the Change in Control if this Agreement is not assumed or replaced by the acquirer/continuing entity or replaced by other terms or awards deemed by the Compensation Committee to be appropriate; or
iii.Will vest on the third anniversary of the Grant Date, if vesting has not otherwise been accelerated as provided above.
5.Restrictive Covenants and Remedies. Participant agrees to the restrictive covenants contained in this Section 5 (the “Restrictive Covenants”) and agrees that the Restrictive Covenants and the remedies described herein are reasonable and necessary to protect the legitimate interests of the Company. The Participant acknowledges the uncertainty of the law with respect to Restrictive Covenants and expressly stipulates that this Agreement is to be given the construction that renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable law.
a.Confidentiality. The Participant agrees, during their employment with the Company and thereafter, to maintain the confidentiality of the Company’s Confidential Information and to use such Confidential Information for the exclusive benefit of the Company. “Confidential Information” will be interpreted as broadly as possible to include all information of any sort (whether merely remembered or embodied in a tangible or intangible form) that is (1) related to Company’s or any Subsidiary’s or Affiliate’s current or potential business and (2) is not generally or publicly known.
b.Competing Activity. During the Participant’s employment with the Company and for one (1) year following termination of the Participant’s employment with the Company for any reason whatsoever, the Participant shall not compete, directly or indirectly, in any manner or capacity, with the Company. Competing activity shall include any business engaged (whether directly or indirectly) in the design, manufacture, marketing, or sale of products or services competitive with those designed, manufactured, marketed, or sold by the Company or any Subsidiary or Affiliate.
c.Non-Solicitation of Employees. During the Participant’s employment with the Company and for two (2) years following termination of the Participant’s employment with the Company for any reason whatsoever, the Participant shall not, directly or indirectly, solicit or encourage any person who was an employee of the Company or any Subsidiary or Affiliate during Participant’s employment, to leave employment with the Company or in any way interfere adversely with the relationship between any such employee and the Company.
d.Non-Solicitation of Customers or Vendors. During the Participant’s employment with the Company and for two (2) years following termination of the Participant’s employment with the

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Company for any reason whatsoever, the Participant shall not, directly or indirectly, solicit or divert the business of the Company’s customers or vendors who were customers or vendors to the Company during Participant’s employment or in any way interfere adversely with the business relationship between any such customer or vendor and the Company.
e.Partial Invalidity. If any portion of this Section 5 is determined to be unenforceable in any respect, it shall be interpreted to be valid to the maximum extent for which it reasonably may be enforced. The Participant acknowledges the uncertainty of the law in this respect and expressly stipulate that this Award Agreement is to be given the construction that renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable law.
f.Remedy for Breach. The Participant agrees that a breach of any of the Restrictive Covenants would cause material and irreparable harm to the Company that would be difficult or impossible to measure, and that monetary damages for any such harm would, therefore, be an inadequate remedy. Accordingly, Participant agrees that if they breach any Restrictive Covenant, the Company shall be entitled, in addition to and without limitation upon all other remedies the Company may have under this Award Agreement, at law or otherwise, to obtain injunctive or other appropriate equitable relief.
g.Clawback. The Participant acknowledges that the award is subject to the Company’s clawback policy, as in effect from time to time. The Committee may, in accordance with the Plan and any applicable clawback policy and in its sole discretion, provide for cancellation of any or all of the Participant’s outstanding awards or forfeiture by the Participant of any gain realized in respect of awards, and repayment of any such gain promptly to the Company.
6.Non-Transferability. This Agreement or the rights hereunder may not be transferred.
7.No Dividends. Participant shall not be entitled to receive dividends or dividend equivalents with respect to the number of unvested Ordinary Shares covered by the PRSUs.
8.No Security Holder Rights. Participant shall have no rights as a security holder with respect to the unvested Ordinary Shares covered by the PRSUs.
9.Taxes. Participant acknowledges that the Company has the right to require Participant to remit to the Company an amount sufficient to satisfy his or her minimum federal, state, local and foreign withholding tax requirements, or to deduct from all payments under the Plan amounts sufficient to satisfy such minimum withholding tax requirements. Participant further acknowledges that the ultimate liability for all federal, state, local and foreign income taxes, social insurance, payroll tax, or other tax-related items related to the Participant’s participation in the Plan is and remains the Participant’s responsibility and may exceed the amount actually withheld by the Company. Participant authorizes the Company and/or its Subsidiaries, or their respective agents, at their discretion, to satisfy the Participant’s tax obligations that must be withheld by the Company and/or its Subsidiaries by withholding in Ordinary Shares to be issued upon vesting of the PRSUs, or in the sole discretion of the Company, by any other appropriate method.
With respect to a Retirement Eligible Individual, the Company may, in its discretion, accelerate the vesting and settlement of a portion of the Units to the extent necessary to pay the Federal Insurance Contributions Act (FICA) tax imposed under Sections 3101, 3121(a) and 3121(v)(2) of the Code and to pay the income tax at source on wages imposed under Section 3401 of the Code or the corresponding withholding provisions of applicable state, local or foreign tax laws as a result of the payment of the FICA tax, and to pay the additional income tax at source on wages attributable to the pyramiding section 3401 wages and taxes; provided that the total payment

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under this acceleration provision cannot exceed the aggregate of the FICA tax amount, and the income tax withholding related to such FICA amount (as permitted under Treasury Regulation Section 1.409A-3(j)(4)(vi); and provided further that any Units vested and settled in accordance with this Section will reduce, share-for-share, that portion of the Award that would vest on the immediately following Vesting Date. Participant authorizes the Company and/or any Subsidiary or Affiliate, or their respective agents, at their discretion, to satisfy the Participant’s tax obligations that must be withheld by the Company and/or any Subsidiary or Affiliate by withholding in Shares to be issued upon vesting of the Units, or in the sole discretion of the Company, by any other appropriate method. The Company shall delay the issuance of any Shares upon any Vesting Date to the extent necessary to comply with Section 409A(a)(2)(B)(i) of the Code (relating to payments made to “specified employees” as a result of their separation from service) to the date that is six months and one day following the date of the Participant’s separation from service (or shorter period ending on the date of the Participant’s death following such separation).
10.Data Protection. Participant consents to the collection and processing of Personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. “Personal data” shall include but may not be limited to, data about participation in the Plan and securities offered or received, purchased or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the PRSUs were granted, Participant’s name and address) about the Participant and his or her participation in the Plan. Participant accepts that the Personal data will be administered and processed by the Company or any other agent or person designated by the Company. Participant is entitled to request access to the data referring to the Participant and held by the Company and to request the amendment or deletion of such data. Participant also gives express consent to the Company to transfer and process his/her Personal data to the United States in accordance with the applicable laws and regulations of the United States even if the level of Personal data protection in the United States may be lower than in the Participant’s country. Participant acknowledges that he/she is free to withdraw his/her consent at any time.
For the purposes of compliance with the General Data Protection Regulation (EU) 2016/679, Participant acknowledges that the Company will separately provide information on the collection, processing, and transfer of Personal Data.
11.Language. Participant acknowledges that the Plan and this Agreement are provided in English only and waives his/her right to translated Plan documentation.
12.Discretionary Nature of Benefit; No Right to Continued Employment; No Entitlement to Future Awards. Participant understands that under this Agreement, grants of PRSUs are made at the complete discretion of the Company pursuant to the Plan. The offer to participate in the Plan does not constitute an acquired right. Nothing in this Agreement shall confer on any Participant any right to continue in the employment of the Company or its Subsidiaries or interfere in any way with the right of the Company or its Subsidiaries to terminate such Participant’s employment at any time for any reason or to continue such Participant’s present (or any other) rate of compensation. The grant of the PRSUs under any award to any Participant is a one-time benefit and shall not create any rights in such Participant to any subsequent awards by the Company, no award hereunder shall be considered a condition of such Participant’s employment, and no profit with respect to an award shall be considered part of such Participant’s salary or compensation under any severance statute or other applicable law.

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This Agreement may be executed in one or more counterparts (including by means of electronically signed or submitted signature pages), all of which taken together shall constitute one and the same Agreement.

*    *    *    *

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IN WITNESS WHEREOF, the Company, acting by and through its duly authorized officers, has executed this Agreement effective as of the date first above written.
SENSATA TECHNOLOGIES HOLDING PLC
By:

__________________________
Name:
Title:
Accepted and Agreed:

____________________________
[NAME]

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Annex A

Peer Group

Adient PLC (ADNT)	BorgWarner, Inc. (BWA)	Donaldson Company Inc. (DCI)
Gentex Corporation (GNTX)	Gentherm Incorporated (THRM)	Cognex Corp (CGNX)
Lear Corporation (LEA)	Littelfuse, Inc. (LFUS)	Regal Rexnord Corp (RRX)
Stoneridge, Inc. (SRI)	TE Connectivity Ltd (TEL)	Visteon Corporation (VC)

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